EXHIBIT A

SUBADVISORY AGREEMENT

AMONG

NATIONWIDE MUTUAL FUNDS,

NATIONWIDE FUND ADVISORS

AND GOLDMAN SACHS ASSET MANAGEMENT, L.P.

Effective March 22, 2011

As amended October 1, 2014*

Funds of the Trust	Subadvisory Fees
Nationwide Portfolio Completion Fund

0.20% on Subadviser Assets up to $200 million;

0.17% on Subadviser Assets of $200 million and

more but less than $600 million;

0.14% on assets of $600 million and more but less than $1.5 billion; and

0.12% on assets of $1.5 billion and more

*	As approved at the Board of Trustees Meeting held on September 10, 2014.

IN WITNESS WHEREOF, the parties hereto have executed this Exhibit A on the effective date set forth above.

TRUST
NATIONWIDE MUTUAL FUNDS

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

ADVISER
NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

SUBADVISER
GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Marci Green
Name:	Marci Green
Title:	Managing Director